Stevanato Group Q4 and FY 2024 Financial Results March 6, 2025 Exhibit 99.1

Q4 and FY 2024 Financial Results Safe Harbor Statement Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”) and which involve known and unknown risks, uncertainties and assumptions because they relate to events and depend on circumstances that will occur in the future whether or not within the control of the Company. These forward-looking statements include, or may include words such as "drive,” "continue," "anticipate," "expect," "aim," "sustain," "envisage," "optimizing," "increasing," "streamlining," "growth," "improve," "believe," "will position," "capture," "remain," "growing," "increasingly," "build," and other similar terminology. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; customer demand and customers’ ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint and our goals, strategies, and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions of the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other negative developments affecting Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (ix) our business may be harmed if our customers discontinue or spend less on reasearch, development, production or other scientific endeavors; (x) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xi) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiii) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xiv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called “golden powers”); (xv) governmental policies relating to China and geopolitical tensions between China and other countries, including the United States, could have a material effect on our liquidity, financial conditions, results of operations and cash flows; (xvi) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xvii) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xviii) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xix) we depend in part on proprietary technology licensed from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xx) we are obligated to maintain proper and effective internal control over financial reporting. Our internal controls were not effective for the year ended December 31, 2024, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares; and any other risk described under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and “Business” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. This list is not exhaustive. We therefore caution you against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.  These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Non-GAAP Financial Information This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures. Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Accordingly, you should not place undue reliance on any non-IFRS financial measures contained in this presentation.

Q4 and FY 2024 Financial Results Stevanato Group Q4 and Full Year 2024 Financial Results Earnings Call Franco Stevanato Chairman & CEO Marco Dal Lago CFO Lisa Miles IR

Franco Stevanato Chairman & Chief Executive Officer Q4 and FY 2024 Financial Results

Q4 and FY 2024 Financial Results Finished 2024 with Positive Fourth Quarter Results FY 2024 revenue grew 2% yoy, driven by 6% BDS Segment growth that offset the expected decline from Engineering Segment 2024 growth was fueled primarily by a 15% increase in HVS, representing 38% of total revenue for FY 2024  HVS success indicates we are investing in the right markets at the right time Investments expected to drive near and long-term growth Increasing demand for biologics and patient adoption of self-administered medicines driving growth for HVS Revenue from biologics increased 24%* representing 34% of BDS revenue in FY24  Still anticipate a gradual recovery in vial demand in 2025, first in bulk Strong growth in PFS helped to offset 34% decline in vial revenue in 2024 (bulk and EZ-fill®) Modest improvements at the end of 2024 Continued market stabilization in FY25  Significant progress on growth investments, as planned Generated first commercial revenue in Fishers, Indiana (U.S.) in Q3 2024 Latina project (Italy) turned profitable at gross profit margin level in Q3 2024 __________ *compared to prior year

Q4 and FY 2024 Financial Results Demand-Driven Capacity Expansion Update Latina, Italy Ongoing ramp of PFS capacity throughout 2025 Next phase dedicated to EZ-fill® cartridge capacity, supporting anchor customer’s expansion to RTU cartridges Core infrastructure buildout to continue through 2025; cartridge line installations to begin in early 2026. Demand more robust than anticipated Fishers (IN), U.S. Commercial production launched Q3 2024 Installing and validating several PFS lines throughout 2025, as we scale this multi-year growth investment Construction underway on our device manufacturing operations (large customer with multiple programs across biologics): commercial activities exp. to begin late 2026 Supporting U.S. customers across the full value chain, strategically focused to meet high demand for biologics Diversifying EMEA footprint with expanding capacity for PFS and EZ-fill cartridge to satisfy market demand

Plan aimed at improving both short- and long-term performance of the Segment Q4 and FY 2024 Financial Results Engineering Optimization Plan Majority of projects expected to be completed mid-year Squarely focused on the successful completion and installation of these manufacturing lines at our customer sites Major strides during the quarter and on track to complete the previously delayed projects in 2025 Optimizing our operational footprint Increasing efficiencies by harmonizing our industrial processes Streamlining activities into more defined structures The next phase of our plan has a longer horizon, and we will be focused on right-sizing the overall cost structure Customers value our technology and innovations Favorable demand environment underpinned by biologics Efforts designed to drive efficiency and productivity gains

Q4 and FY 2024 Financial Results Improve execution Drive operational improvements through footprint optimization Increase our efforts to streamline processes Seek further areas to gain production efficiencies  These ongoing efforts will also improve our set up for long-term growth Uniquely positioned with an integrated value proposition Attractive end markets with an increasing presence in biologics History of embedding science and technology led to a differentiated product portfolio Challenges in 2024 prompted us to take actions to Ample opportunities driven by favorable macro tailwinds Positioned to Drive Long-Term Sustainable Growth Took actions in 2024 aimed to:

Marco Dal Lago Chief Financial Officer Q4 and FY 2024 Financial Results

Q4 2024: Financial Highlights

Q4 2024 : Revenue



(€ Million)
HVS
non-HVS
+3%
321
331
201
200
119
(37%)
131
(40%)
+9%
Q4 2023
Q4 2024

- In Q4 2024, revenue increase of 3% (3% at cc) driven by 7% growth in the **BDS Segment,** which offset a 16% decline in the Engineering Segment
- **HVS** increased 9% yoy to **record €131M and 40% of total revenue** in the quarter, driven mainly by our premium-performance syringes.
- HVS reached 38% of FY2024 total revenue, as expected

Q4 2024: Margins

- **Gross profit margin decreased 210 bps to 29.7%**
- (i) **Strong mix of HVS** and (ii) **year-over-year improvement in Fishers and Latina** partially offset the temporary unfavorable impacts from:
  - **Vial Destocking,** including the underutilization of vial lines and lower revenue from more accretive EZ-fill® vials,
  - Lower gross profit margin in **Engineering**
- Launched initiatives to curtail overhead costs, without compromising future growth: prudent cost management led to **operating profit margin 20bps increase to 20.2%**
- Net profit of €48.3M, or €0.18 of diluted EPS (adj. net profit* of €51.5M, or **€0.19 of adjusted diluted EPS***)
- Adjusted EBITDA* increased 5% to €90.9M; **adjusted EBITDA margin* increased 50 bps to 27.5%**

All comparisons refer to Q4 2023 unless otherwise specified.
* Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, are non-GAAP financial measures. Please refer to slides 17 to 22 for a reconciliation of non-GAAP measures

Stevanato Group
Q4 and FY 2024 Financial Results
10

Q4 and FY 2024 Financial Results Q4 2024: Segment Trends 260 Q4 2023 279 Q4 2024 Q4 2024 revenue increased 7% (8% at cc), driven by HVS syringes and other products Growth offset by 14% revenue decline in vials (more pronounced in EZ-fill® vials) Revenue from HVS grew 9%, to record €130.6 million reaching 47% of BDS Q4 revenue Gross profit margin decreased to 31.1%: contribution from HVS and improvement in Fishers and Latina partially offset the impact from vial destocking; operating profit margin was 23.3%, 40 bps lower than same period last year Biopharmaceutical and Diagnostic Solutions Segment (BDS) REVENUE (€ Million) GROSS PROFIT MARGIN (%) Engineering Segment 33.6 Q4 2023 31.1 Q4 2024 61 Q4 2023 51 Q4 2024 Q4 2024 revenue decreased 16% to €51.2 million Gross profit margin decreased to 18.6%; operating profit was 15.3%, consistent with the same period last year  The steps we are taking are helping to improve the segment’s operating and financial results. We believe these actions will better position the segment to capture future opportunities, and improve the overall health of the business. REVENUE (€ Million) GROSS PROFIT MARGIN (%) 21.1 Q4 2023 18.6 Q4 2024 __________ All comparisons refer to Q4 2023 unless otherwise specified. Rounded figures

Q4 and FY 2024 Financial Results Balance Sheet and Cash Flow Items In Fiscal Year 2024 At Quarter Ended December 31, 2024 (€ 148.5M)    Free Cash Flow*  € 335M   Net Debt* € 98.3M Total Cash and Cash Equivalents € 286.6M    CapEx*  € 155.8M    Net Cash Generated from Operations  __________ *Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 17 to 22 for a reconciliation of non-GAAP measures.

Q4 and FY 2024 Financial Results FY 2025 Guidance __________ *Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 17 to 22 for a reconciliation of non-GAAP measures. FY 2025 Guidance assumes:  The second half of 2025 will be stronger than the first half | Consistent with prior years, revenue step down in Q1 25 vs Q4 24  BDS Segment is expected to grow MSD to HSD, while Engineering Segment is expected to be flat to LSD HVS in the range of approximately 39-41% of total 2025 revenue Gross Profit Margin expected to expand 100 bps to 140 bps | Depreciation between 8.7% to 9% (reflects range of revenue) Est. currency neutral compared to 2024 Tax rate of approximately 23% Weighted shares outstanding of approximately 272.9 million Total capital expenditures in the range of €310M to €340M; net of customer contribution, capex between €250M to €280M Free cash flow between negative €40 million to negative €60 million FY 2025 Guidance Revenue € 1.160B - € 1.190B Implied Revenue Growth 5% to 8% Adjusted DEPS* € 0.51 - € 0.55 Adjusted EBITDA* € 293.0M - € 306.3M

Franco Stevanato Chairman & Chief Executive Officer Q4 and FY 2024 Financial Results

Q4 and FY 2024 Financial Results Fundamentals Remain Strong with Favorable Secular Tailwinds Focused on executing our key priorities. Several reasons to be confident in our strategic direction: Continue to deliver organic growth, primarily driven by HVS, indicating we are investing in the right areas to meet growing demand Expect to increasingly benefit from the new capacity as we ramp-up and drive profitable growth. Vial market continues to show signs of a gradual recovery and we remain optimistic we will see a return to historical market volumes and growth Meaningful progress on a clear plan to improve operational and financial performance in the Engineering Segment Along with (i) strong business fundamentals, (ii) an enviable market position for our products, and (iii) our unique value proposition, put the business on the right path to return to DD growth, expand margins, and build long-term shareholder value

Stevanato Group Q4 and FY 2024 Financial Results

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures. Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Reconciliation of Non-GAAP Financial Measures Q4 and FY 2024 Financial Results

Q4 and FY 2024 Financial Results Reconciliation of Non-GAAP Financial Measures (1/5) Reconciliation of EBITDA (Amounts in € millions) Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin (Amounts in € millions) Reconciliation of Revenue to Constant Currency Revenue (Amounts in € millions)

Q4 and FY 2024 Financial Results Reconciliation of Non-GAAP Financial Measures (2/5) Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes, Net Profit, and Diluted EPS (Amounts in € millions, except per share data) (1) During the three months and the year ended December 31, 2024, the Group recorded €3.8 million and €13.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three months and the year ended December 31, 2023, the Group recorded €2.6 million and €12.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the commencement of commercial operations that are associated with recruiting, hiring, training and travel expenses of personnel. (2) During the three months and the year ended December 31, 2024, the Group recorded €0.4 million and €4.0 million, respectively, of restructuring and related charges among cost of sales, research and development, and general and administrative expenses. During the year ended December 31, 2023, the Group recorded €0.3 million of restructuring and related charges among general and administrative expenses. These charges are mainly employee costs related to the reorganization of certain business functions. (3) During the three months and the year ended December 31, 2024, the Group recorded €0.2 million and €0.4 million, respectively, related to personnel expenses, including other severance costs. (4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

Q4 and FY 2024 Financial Results Reconciliation of Non-GAAP Financial Measures (3/5) Capital Employed (Amounts in € millions)

Q4 and FY 2024 Financial Results Reconciliation of Non-GAAP Financial Measures (4/5) Net (Debt) / Net Cash (Amounts in € millions) Free Cash Flow (Amounts in € millions) CAPEX (Amounts in € millions) (1) For the year ended December 31, 2023 the addition related to the grant of land by the city of Fishers amounting to €8.3 million is excluded

Q4 and FY 2024 Financial Results Reconciliation of Non-GAAP Financial Measures (5/5) Reconciliation of 2025 Guidance* Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS (Amounts in € millions, except per share data) * *Amounts may not add due to rounding